

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

Via E-mail
Matthew J. Audette
Chief Financial Officer
E*Trade Financial Corporation
1271 Avenue of the Americas, 14th Floor
New York, New York 10020

> **Re: E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed November 4, 2011**
> **Response dated August 31, 2011**
> **File No. 001-11921**

Dear Mr. Audette:

We have reviewed your filings and your letter dated August 31, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors, page 8

1. We note your response to comment eight of our letter dated July 19, 2011. Please include a separate risk factor disclosing your lack of information with respect to your second lien home equity loans. The risk factor should disclose

    - you do not hold the first lien position in approximately 85% of your home equity loan portfolio;
    - you do not directly service any of your loans;
    - you do not receive data on the first lien positions; and
    - you do not receive information from servicers as to whether home equity line of credit borrowers are repaying any principle during the draw period.

2. Please also include a risk factor disclosing that 78% of your HELOC portfolio will not convert to amortizing until 2014 and you do not know if default and delinquency trends are the same for loans during the draw period and loans that are amortizing.

The OTS may request that we raise additional capital to support E*Trade Bank or to further reduce debt. If we are unable…, page 14

3. We note your response to comment four of our letter dated July 19, 2011. However, your response does not address our comment. If your capital plan requires that you take additional actions to either raise equity or reduce debt, please expand the discussion to identify the actions you need to take to be in compliance with your capital plan and quantify the amount of equity you need to raise or debt you must reduce. Additionally, describe the potential negative consequences you may experience if you are unable to comply.

Concentrations of Credit Risk, page 61

4. We note your response to prior comment eight of our letter dated July 19, 2011. Please revise future filings to provide the information discussed in your response, including the following:
    - You indicate that data on the first lien position of your home equity portfolio is not available; therefore, you monitor borrowers by refreshing FICO scores and CLTV information on a quarterly basis. Discuss in future filings how the lack of such information is taken into account in developing the allowance for your home equity portfolio and provide a more robust discussion of the use of FICO scores and CLTV information in your allowance methodology.
    - Disclose when the vast majority of your home equity lines of credit convert to amortizing.

- Tell us whether you are contacted by the first lien holder to discuss modifications to their first lien under HAMP or another modification program, and how, if at all, this information is incorporated into your allowance methodology.
- Tell us whether the first lien holder contacts you prior to foreclosure. As part of your response, please tell us whether your second lien is typically shown as current and performing when the first lien holder files a foreclosure notice.
- Tell us and disclose in future filings the loss severity typically experienced on your junior lien loan.

Notes to the Financial Statements

Note 1 – Organization, Basis of Presentation, and Summary of Significant Accounting Policies, page 102

Loans, net, page 104

5. We note your response to prior comment 13 of our letter dated July 19, 2011.   It is unclear whether your policy disclosure pursuant to ASC 310-10-50-6 applies to each of your classes of financing receivables. If so, please revise your future filings to clearly state that the disclosed policies relate to each of your classes of financing receivables, or separately disclose the policies related to the loan classes that have separate policies. Furthermore, we also note the disclosure information required under ASC 310-10-50-15(a)(3) and ASC 310-10-50-15(c) is not disaggregated separately by class of financing receivable on page 73 of the Form 10-Q for the period ended September 30, 2011. Please revise future filings to provide these disclosures.

Note 7 – Loans, net, page 127

Impaired Loans – Trouble Debt Restructuring, page 131

6. We note your response to prior comment 18 of our letter dated July 19, 2011. Please clarify the distinction between impaired loans and nonperforming loans in future filings. For example, please revise your disclosure to state that impaired loans exclude smaller-balance homogenous loans that have not been modified and are collectively evaluated for impairment.

Note 16 – Income Taxes, page 147

Deferred Taxes and Valuation Allowance, page 149

7. We note your response to prior comment 21 of our letter dated July 19, 2011. As previously requested, please quantify the amount of projected net income for the periods over which you expect to utilize your deferred tax assets separately by year. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years, which is considered a significant

piece of negative evidence that is difficult to overcome (refer to ASC 740-10-30-21 through 30-23). Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. It appears that you are placing a significant amount of reliance on your expectations regarding future earnings, but it is unclear to us how you have determined these projections are objectively verifiable given the uncertainty around the current economic and regulatory environment, as well as in the litigation area where you have been unable to make an estimate of the reasonably possible losses for any of the legal proceedings you have disclosed, and your disclosure indicates that it could have a material adverse effect on your financial condition and results of operations.

Note 22 – Commitments, Contingencies and Other Regulatory Matters, page 160

8. We note your response to prior comment 22 of our letter dated July 19, 2011 and your belief that you are unable to provide disclosure regarding the range or likelihood of possible outcomes for any of your legal proceedings and other claims. We also note that your response indicates that you have not accrued an amount for any of the legal proceedings, but you did record a new reserve of $55 million in other operating expenses during the third quarter of 2011 related to your auction rate securities cases. Please respond to the following:

    •   Please clarify whether the $55.0 million accrued would include amounts related to certain other auction rate securities cases, such as the April 2, 2008 class action complaint filed by John W. Oughtred, and if so, please clarify your disclosures in future filings to make that more clear;
    •   We note that two of your cases related to allegations of violations of the federal securities laws seek damages in an amount to be proven at trial, including interest and attorneys' fees and costs. Please clarify whether damages have thus far been specified, or whether additional information about potential magnitude could be provided, such as the number of shares of common stock held by the plaintiffs and approximate stock prices during the periods covered by the claims.

Form 10-Q for the Quarter Ended September 30, 2011

Troubled Debt Restructuring, page 32

9. We note that you are using specialized servicers to pursue trial loan modifications for loans that are more than 180 days delinquent. Please expand your disclosure in future filings to provide the following:

    •   A description of the key features of the trial loan modification program, including whether the program is government sponsored or your own, the significant terms modified, whether the modifications are short-term or long-term, and what occurs after the trial loan modification period ends (i.e. is a permanent modification entered into, and if so, for how long);

- Clarification as to whether the modified loans are considered TDRs during the trial period and after completion of the trial period;

- Disaggregation of TDRs separately between accrual/non-accrual; and

  Quantification of the types of concessions made, such as reduction in interest rates, payment extensions, forgiveness of principal, etc. and discussion of the success with the different types of concessions.

10. We also note that upon successful completion of the trial loan modification period, which is typically 90 days, the loans will be classified as current as long as the borrowers remain current under the terms of the trial modification. Additionally, your disclosure on page 36 states that loans modified as TDRs are accounted for as non-accrual loans at the time of modification and return to accrual status after six consecutive payments are made in accordance with modified terms. Please clarify in future filings whether accrual status begins after the completion of the 90 day successful trial period, or after six consecutive payments are made. Additionally, to the extent that the borrower defaults during the trial period, please explain your accounting treatment for these loans, including whether you would consider a different modification program for the borrower.

Note 5 – Loans, net, page 68

Nonperforming Loans, page 71

11. We note that nonperforming loans have decreased significantly from December 31, 2009 to September 30, 2011 while impaired loans increased significantly during this same period. Please clarify whether this is due to the fact that TDRs continue to remain classified as TDRs (and thus impaired) for their remaining life. If so, please consider breaking out performing TDRs from non-performing TDRs and describing why this trend occurs, and clarifying circumstances and/or amounts where a loan modified in a TDR would no longer be classified as impaired. To the extent there are other factors causing this trend, please disclose them.

Impaired Loans – Troubled Debt Restructurings, page 73

12. We note your disclosure that the specific allowance for individually impaired loans represents the expected loss over the remaining life of the loan, including the economic concession to the borrower. We also note your disclosure on page 71 that the general allowance for loan losses includes a specific qualitative component to account for a variety of economic and operational factors, including loss experience on modified loans. In accordance with ASC 310-10-50-34, please provide, by portfolio segment, qualitative information about how defaults on receivables modified in TDRs are factored into the determination of the allowance for loan losses. Additionally, please provide additional quantitative information about how the receivables were modified. For example, clarify, by class of financing receivable, the percentage of the TDRs that were due to interest rate

reductions, maturity date extensions, principal forgiveness, accrued interest forgiveness, or a combination of these concessions, and clarify whether there are any trends in the types of concessions that are leading to the post-modification re-delinquency rates on page 75.

Note 6 – Accounting for Derivative Instruments and Hedging Activities, page 75

13. We note your disclosure on page 76 that future issuances of liabilities, including repurchase agreements, are largely dependent on the market demand and liquidity in the wholesale borrowing market, and that your forecasted issuance of debt in the form of repurchase agreements is most susceptible to an unexpected change in market conditions. We also note from your disclosure on page nine that the average cost paid on your securities sold under agreements to repurchase has increased significantly (from 2.03% to 2.78% at September 30, 2010 versus September 30, 2011), which is inconsistent with some of your other borrowings and different from the trends seen in many of your interest earning assets given the decline in interest rates. Please tell us whether you have made any changes in the types of securities sold under agreements to repurchase or in the maturities of these arrangements and discuss the factors that you believe are causing this trend in higher interest rates in this type of borrowing.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director